
July 20, 2010

Ronald Teblum
Chief Executive Officer
My Catalogs Online, Inc.
6365 N.W. 6th Way, Suite 140
Fort Lauderdale, Florida 33309

> **Re: My Catalogs Online, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-163439**

Dear Mr. Teblum:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please generally ensure that you have updated your prospectus to ensure that it reflects current information. For example, please update the number of shareholders on page 13, the number of employees on page 17, and your beneficial ownership table on page 24.

2. We note the graphics located on your website at http://www.catalogenterprises.com/index.html, in particular the picture of the company name "Catalog Enterprises" on an electronic billboard above the word "Nasdaq," and a graphic containing a hyperlink labeled "Click here to view a live stream real time chart of this symbol for free," both of which suggest that Catalog Enterprises, Inc. and/or My Catalogs Online, Inc. are listed on an Nasdaq and/or otherwise listed on an exchange or quoted on the OTC BB. Please tell us why it is appropriate to include these graphics on your website and, at a minimum, include a statement accompanying these graphics on your website that the companies are not, and there is no assurance that the companies will be, listed on an exchange or quoted on the OTC BB.

Risk Factors, page 6

Our shares are not currently traded on any market or exchange…., page 9

3. You state that you "will apply to have [y]our common stock quoted via the OTC Electronic Bulletin Board." An issuer cannot file an application to be quoted on the OTC Bulletin Board. Please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also indicate that there is no guarantee that you will find a market maker to trade your securities. This comment also applies to similar disclosure in the last paragraph on page 23 and in the section "OTC Electronic Bulletin Board Considerations" on page 30.

Capitalization, page 12

4. Please provide pro forma as adjusted columns in your capitalization table that reflect the receipt and application of the offering proceeds at each of the 25%, 50%, 75% and 100% offering scenarios as of your most recent balance sheet date.

Executive Compensation, page 23

5. We note your response to comment six in our letter dated April 9, 2010. Please revise the summary compensation table to disclose the issuances of stock to your named executive officers in consideration for services in the column entitled "Stock Awards." Refer to Item 402(n)(2)(v) of Regulation S-K.

6. We note your disclosure regarding compensation of non-employee directors. Please note that Item 402(r) of Regulation S-K requires disclosure of the compensation of all of your directors. Please revise your disclosure accordingly.

Certain Relationships and Related Party Transactions, page 24

7. Please disclose the dates on which amounts under the promissory notes are due.

Selling Stockholders, page 27

8. We note your revised disclosure in response to comment ten in our letter dated April 9, 2010 in which you state that you have had no business relationship with either of Robert Weidenbaum or Dina Buonocore in the last three years. Please revise your disclosure to state whether you *or any of your predecessors or affiliates* have had *any material relationship* with Robert Weidenbaum or Dina Buonocore during that time. Refer to Item 507 of Regulation S-K. In addition, it does not appear that you have revised your disclosure in response to comment 26 in our letter dated February 18, 2010. Accordingly, we re-issue that comment and ask you to revise your disclosure to clarify, if

true, that Robert Weidenbaum and Dina Buonocore have the sole voting and investment power over the shares held by CLX & Associates and Bay State Financial, respectively.

Item 15. Recent Sales of Unregistered Securities, page II-1

9. We note your response to comment 15 in our letter dated April 9, 2010, however you have not revised your disclosure to disclose the exemption from registration you relied upon for each separate issuance of shares or to discuss the facts you relied upon to make the exemptions available. Refer to Item 701(d) of Regulation S-K. In addition, we await the filing of your Form D, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly L. Graus, Esq.
        Law Offices of Kimberly L. Graus, P.A.
        Via Facsimile (866-640-6858)